Exhibit 12.2

Computation of Ratio of EBITDA to combined fixed charges

	For the Years Ended December 31,
	2005		2004		2003		2002		2001
	(In thousands, except ratios)
EBITDA:
Net income	$287,913		$260,447		$292,157		$215,270		$229,912
Add: Interest expense (1)	313,053		232,919		194,999		185,362		170,121
Add: Depreciation, depletion and amortization (2)	76,275		68,483		56,079		48,041		35,642
Total EBITDA	$677,241		$561,849		$543,235		$448,673		$435,675
Combined fixed charges
Interest expense (1)	313,053		$232,919		$194,999		$185,362		$170,121
Preferred dividends	42,320		51,340		36,908		36,908		36,908
Total combined fixed charges	355,373		$284,259		$231,907		$222,270		$207,029
EBITDA/Combined fixed charges(3)	1.91	x	1.98	x	2.34	x	2.02	x	2.10	x

Explanatory Notes:

(1)             For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, interest expense includes $0, $190, $337, $348 and $536, respectively, of interest expense reclassed to discontinued operations.

(2)             For the years ended December 31, 2005, 2004, 2003, 2002 and 2001, depreciation, depletion and amortization includes $628, $4,705, $6,136, $6,144 and $5,679, respectively, of depreciation and amortization reclassed to discontinued operations.

(3)             The ratio for 2004 gives effect to the CEO, CFO and ACRE Partners compensation charges of $106.9 million, the 8.75% Senior Notes due 2008 redemption charges of $11.5 million and the preferred stock redemption charge of $9.0 million. Excluding these charges, the ratio of EBITDA/Combined fixed charges would have been 2.47x.